UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Diamond S Shipping Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

Y20676 105
(CUSIP Number)

WL Ross & Co. LLC
Attention: Stephen Toy
1166 Avenue of the Americas
New York, New York 10036
212-826-1100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 27, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
_____________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons WLR Recovery Fund IV DSS AIV, L.P.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,680,163
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,680,163
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,680,163
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 14.2%
14	Type of Reporting Person PN

1	Names of Reporting Persons WLR Recovery Fund V DSS AIV, L.P.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,299,144
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,299,144
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,299,144
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 3.3%
14	Type of Reporting Person PN

1	Names of Reporting Persons WLR Select Co-Investment, L.P.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,940,026
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,940,026
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,940,026
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 4.9%
14	Type of Reporting Person PN

1	Names of Reporting Persons WLR/GS Master Co-Investment, L.P.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 747,557
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 747,557
11	Aggregate Amount Beneficially Owned by Each Reporting Person 747,557
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 1.9%
14	Type of Reporting Person PN

1	Names of Reporting Persons WLR IV Parallel ESC, L.P.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 21,038
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,038
11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,038
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person PN

1	Names of Reporting Persons WLR V Parallel ESC, L.P.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 12,202
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 12,202
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,202
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person PN

1	Names of Reporting Persons WLR Recovery Associates IV DSS AIV, L.P.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,680,163
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,680,163
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,680,163
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 14.2%
14	Type of Reporting Person PN

1	Names of Reporting Persons WLR Recovery Associates IV DSS AIV GP, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,680,163
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,680,163
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,680,163
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 14.2%
14	Type of Reporting Person OO (Cayman Islands Limited Company)

1	Names of Reporting Persons WLR Recovery Associates V DSS AIV, L.P.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,299,144
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,299,144
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,299,144
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 3.3%
14	Type of Reporting Person PN

1	Names of Reporting Persons WLR Recovery Associates V DSS AIV GP, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,299,144
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,299,144
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,299,144
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 3.3%
14	Type of Reporting Person OO (Cayman Islands Limited Company)

1	Names of Reporting Persons WLR Select Associates DSS, L.P.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,940,026
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,940,026
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,940,026
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 4.9%
14	Type of Reporting Person PN

1	Names of Reporting Persons WLR Select Associates DSS GP, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,940,026
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,940,026
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,940,026
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 4.9%
14	Type of Reporting Person OO (Cayman Islands Limited Company)

1	Names of Reporting Persons WLR Master Co-Investment GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 747,557
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 747,557
11	Aggregate Amount Beneficially Owned by Each Reporting Person 747,557
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 1.9%
14	Type of Reporting Person OO (Delaware Limited Liability Company)

1	Names of Reporting Persons INVESCO WLR IV Associates LLC
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 21,038
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,038
11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,038
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person OO (Delaware Limited Liability Company)

1	Names of Reporting Persons INVESCO WLR V Associates LLC
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 12,202
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 12,202
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,202
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person OO (Delaware Limited Liability Company)

1	Names of Reporting Persons Invesco Private Capital, Inc.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 9,700,130
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,700,130
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,700,130
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 24.3%
14	Type of Reporting Person CO

1	Names of Reporting Persons WL Ross & Co. LLC
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 9,700,130
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,700,130
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,700,130
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 24.3%
14	Type of Reporting Person OO (Delaware Limited Liability Company)

Item 1.  Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Common Stock Representing Limited Partnership Interests (the “Common Stock”) of Diamond S Shipping Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands (the “Issuer”) whose principal executive offices are located at 33 Benedict Place, Greenwich, Connecticut 06830.
Item 2.	Identity and Background.
The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):
WLR Recovery Fund IV DSS AIV, L.P. (“Recovery Fund IV”),
WLR Recovery Fund V DSS AIV, L.P. (“Recovery Fund V”),
WLR Select Co-Investment, L.P. (“Select Co-Investment”),
WLR/GS Master Co-Investment, L.P. (“Master Co-Investment”),
WLR IV Parallel ESC, L.P. (“IV Parallel ESC”)
WLR V Parallel ESC, L.P. (“V Parallel ESC” and, together with Recovery Fund IV, Recovery Fund V, Select Co-Investment, Master Co-Investment and IV Parallel ESC, the “WLR Investors”),
WLR Recovery Associates IV DSS AIV, L.P. (“Recovery Associates IV”),
WLR Recovery Associates IV DSS AIV GP, Ltd. (“Recovery Associates IV GP”),
WLR Recovery Associates V DSS AIV, L.P. (“Recovery Associates V”)
WLR Recovery Associates V DSS AIV GP, Ltd. (“Recovery Associates V GP”),
WLR Select Associates DSS, L.P. (“Select Associates”),
WLR Select Associates DSS GP, Ltd. (“Select Associates GP”),
WLR Master Co-Investment GP, LLC (“WLR Master Co-Investment GP”),
INVESCO WLR IV Associates LLC (“WLR IV Associates”),
INVESCO WLR V Associates LLC (“WLR V Associates”),
Invesco Private Capital, Inc. (“Invesco Private Capital”), and
WL Ross & Co. LLC (“WL Ross & Co.”).
Each of Recovery Fund IV, Recovery Fund V, Select Co-Investment, Master Co-Investment, Recovery Associates IV, Recovery Associates IV GP, Recovery Associates V, Recovery Associates V GP, Select Associates and Select Associates GP is organized under the laws of the Cayman Islands. Each of the other Reporting Persons is organized under the laws of the State of Delaware. The business address of each of the Reporting Persons is c/o WL Ross & Co. LLC, 1166 Avenue of Americas New York, New York 10036. The principal business of each Reporting Person is investing in securities, including of the Issuer.
Information with respect to the directors and officers of WL Ross & Co. (collectively, the “Related Persons”), including name, business address, present principal occupation or employment and citizenship is listed on the attached Schedule A, which is incorporated herein by reference.
During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

In connection with the closing of the transactions contemplated by the transaction agreement, dated as of November 27, 2018, as amended, by and among Capital Product Partners L.P., DSS Holdings L.P. (“DSS LP”), the Issuer and the other parties named therein (the “Transaction Agreement”), on March 27, 2019, the Issuer issued 27,165,694 shares of Common Stock to DSS LP as consideration for the merger of certain operating businesses of DSS LP with and into wholly owned subsidiaries of the Issuer (the “Combination”). Immediately following the Combination, DSS LP distributed the shares of Common Stock received in the Combination to its limited partners for no consideration. As a result, the WLR Investors received an aggregate of 9,700,130 shares of Common Stock.

The foregoing description of the Transaction Agreement does not purport to be complete and are qualified in their entirety by the full text of such agreements, which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 4. Purpose of Transaction.

Registration Rights Agreement
In connection with the closing of the transactions contemplated by the Transaction Agreement (the “Transactions”), the Issuer and the WLR Investors entered into a registration rights agreement, dated March 27, 2019 (the “Registration Rights Agreement”), pursuant to which the Issuer granted the WLR Investors certain demand and shelf registration rights. The Registration Rights Agreement also contains certain lock up arrangements that prohibit the WLR investors from transferring their shares of Common Stock received in the distribution from DSS LP for a period of 180 days following the closing of the Transactions, other than to certain permitted affiliate transferees. Further, for 180 days after the expiration of the initial lock-up period, each of the WLR Investors will not be permitted to transfer any of their registrable securities in an amount that exceeds their pro rata portion of the greater of  (i) 25% of the outstanding shares of the Issuer’s Common Stock on the last day of the initial lock-up period and (ii) 20% of the total reporting trading volume of the Issuer’s Common Stock during the prior 180-day period.
Director Designation Agreements
On March 27, 2019, First Reserve Fund XII, L.P., FR XII-A Parallel Vehicle, L.P. (collectively, the “First Reserve Investors”), the WLR Investors (together with the First Reserve Investors, the “Former DSS Holders”) and the Issuer entered into a Director Designation Agreement. Initially, the WLR Investors (collectively as a single Former DSS Holder) and the First Reserve Investors (collectively as a single Former DSS Holder) are each entitled to designate three nominees for the Board of Directors (the “Board”) of the Issuer. If the three designated nominees of each Former DSS Holder differ, the board of directors will select three nominees from the aggregate nominees designated so long as one nominee from each Former DSS Holder that has any right to a nominee is included. However, if Former DSS Holders reduce their combined beneficial ownership and as a result thereof: (1) their combined beneficial ownership is reduced by 50% or more, but less than 75%, from that owned at closing of the Transactions, each will, without further action, only be entitled to designate up to two nominees (with any discrepancies resolved in the same manner as described above); (2) their combined beneficial ownership is reduced by 75% or more of that owned at closing, but either still beneficially own 5% or more of the then outstanding shares of Common Stock, the Former DSS Holder will, without further action, only be entitled to designate one nominee (with any discrepancies resolved in the same manner as described above, but disregarding the requirement that the Board selection include one nominee from each Former DSS Holder having the nomination rights); and (3) if the Former DSS Holder owns less than 5% of the then outstanding shares of Common Stock it will, without further action, no longer have any nomination rights under the Director Designation Agreement.
In addition, until the annual meeting of the Issuer’s shareholders to be held in 2024, each of the shareholder parties to the Director Designation Agreement will be required to vote its shares of Common Stock to confirm any nominee nominated and recommended by the Board (regardless of whether or not such shareholder parties have nomination rights under the Director Designation Agreement). Also pursuant to the Director Designation Agreement, until the annual meeting of shareholders to be held in 2022, the Chairman of the Board will be designated by the WLR Investors provided that if the WLR Investors and their affiliates reduce their beneficial ownership in the Issuer by 50% or more from that owned as at the closing of the Transactions, they will cease to have the right to designate the Chairman, and the Board will select the Chairman.
The foregoing descriptions of the Registration Rights Agreement and Director Designation Agreements do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.
General
The Reporting Persons acquired the securities described in this Schedule 13D in connection with the closing of the Transactions and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.
The Reporting Persons may acquire additional securities of the Issuer, or, subject to the Registration Rights Agreement, retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons or their designees to the Board may engage in discussions with management, the Board, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure.
Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.
Item 5. Interest in Securities of the Issuer.
 (a) – (b)
The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 39,890,695 shares of Common Stock outstanding as of March 27, 2019:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
WLR Recovery Fund IV DSS AIV, L.P	5,680,163	14.2%	0	5,680,163	0	5,680,163
WLR Recovery Fund V DSS AIV, L.P.	1,299,144	3.3%	0	1,299,144	0	1,299,144
WLR Select Co-Investment, L.P.	1,940,026	4.9%	0	1,940,026	0	1,940,026
WLR/GS Master Co-Investment, L.P.	747,557	1.9%	0	747,557	0	747,557
WLR IV Parallel ESC, L.P.	21,038	0.1%	0	21,038	0	21,038
WLR V Parallel ESC, L.P.	12,202	*	0	12,202	0	12,202
WLR Recovery Associates IV DSS AIV, L.P.	5,680,163	14.2%	0	5,680,163	0	5,680,163
WLR Recovery Associates IV DSS AIV GP, Ltd.	5,680,163	14.2%	0	5,680,163	0	5,680,163
WLR Recovery Associates V DSS AIV, L.P.	1,299,144	3.3%	0	1,299,144	0	1,299,144
WLR Recovery Associates V DSS AIV GP, Ltd.	1,299,144	3.3%	0	1,299,144	0	1,299,144
WLR Select Associates DSS, L.P.	1,940,026	4.9%	0	1,940,026	0	1,940,026
WLR Select Associates DSS GP, Ltd.	1,940,026	4.9%	0	1,940,026	0	1,940,026
WLR Master Co-Investment GP, LLC	747,557	1.9%	0	747,557	0	747,557
INVESCO WLR IV Associates LLC	21,038	0.1%	0	21,038	0	21,038
INVESCO WLR V Associates LLC	12,202	*	0	12,202	0	12,202
Invesco Private Capital, Inc.	9,700,130	24.3%	0	9,700,130	0	9,700,130
WL Ross & Co. LLC	9,700,130	24.3%		9,700,130	0	9,700,130
* Less than 0.1%
Recovery Fund IV and Recovery Fund V are the record holders of 5,680,163 and 1,299,144 shares of Common Stock, respectively. Select Co-Investment and Master Co-Investment are the record holders of 1,940,026 and 747,557 shares of Common Stock, respectively. IV Parallel ESC and V Parallel ESC are the record holders of 21,038 and 12,202 shares of Common Stock, respectively.

Recovery Associates IV GP is the general partner of Recovery Associates IV, which in turn is the general partner of Recovery Fund IV. As a result, each of Recovery Associates IV GP and Recovery Associates IV may be deemed to share beneficial ownership of the shares of Common Stock held of record by Recovery Fund IV.

Recovery Associates V GP is the general partner of Recovery Associates V, which in turn is the general partner of Recovery Fund V. As a result, each of Recovery Associates V GP and Recovery Associates V may be deemed to share beneficial ownership of the shares of Common Stock held of record by Recovery Fund V.

Select Associates GP is the general partner of Select Associates, which in turn is the general partner of Select Co-Investment. As a result, each of Select Associates GP and Select Associates may be deemed to share beneficial ownership of the shares of Common Stock of record held by Select Co-Investment.

WLR Master Co-Investment GP is the general partner of Master Co-Investment and as a result may be deemed to share beneficial ownership of the shares of Common Stock of record held by Master Co-Investment.

Invesco Private Capital is the managing member of WLR IV Associates, which is the general partner of IV Parallel ESC. As a result, each of Invesco Private Capital and WLR IV Associates may be deemed to share beneficial ownership of the shares of Common Stock held of record by IV Parallel ESC. In addition, Invesco Private Capital, Inc. is the managing member of WLR V Associates, which is the general partner of V Parallel ESC. As a result, each of Invesco Private Capital and WLR V Associates may be deemed to share beneficial ownership of the shares of Common Stock of record held by V Parallel ESC.

Invesco Private Capital is also the sole member of WL Ross & Co. LLC, which serves as the investment manager to each of the WLR Investors. As a result, each of Invesco Private Capital and WL Ross & Co. LLC may be deemed to beneficially own the shares of Common Stock held of record by the WLR Investors.

(c)	Except as described in Item 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d) None.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 3 above summarizes certain provisions of the Transaction Agreement and is incorporated herein by reference. Item 4 above summarizes certain provisions of the Registration Rights Agreement and the Director Designation Agreements and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.
Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
 Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.
3
Transaction Agreement, as amended, dated November 27, 2018, by and among Capital Product Partners L.P., DSS Holdings L.P., the Issuer and the other parties named therein (incorporated by reference to Exhibit 2.1 to the Issuer’s Registration Statement on Form 10 filed on December 21, 2018).

4
Registration Rights Agreement, dated as of March 27, 2019, among Diamond S Shipping Inc. and [the parties designated therein] (incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 8-K filed on March 27, 2019).

5
Director Designation Agreements, dated as of March 27, 2019, among Diamond S Shipping Inc. and the parties designated therein (incorporated by reference to Exhibits 10.2, 10.3, and 10.4 to the Issuer’s Current Report on Form 8-K filed on March 27, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 5, 2019

WLR RECOVERY FUND IV DSS AIV, L.P.
By: WLR Recovery Associates IV DSS AIV, L.P., its General Partner
By: WLR Recovery Associates IV DSS AIV GP, Ltd., its General Partner

By:           /s/ Stephen Toy
Name:      Stephen Toy
Title	Director

WLR RECOVERY FUND V DSS AIV, L.P.
By: WLR Recovery Associates V DSS AIV, L.P., its General Partner
By: WLR Recovery Associates V DSS AIV GP, Ltd., its General Partner

By:           /s/ Stephen Toy
Name:      Stephen Toy
Title:	Director

WLR SELECT CO-INVESTMENT, L.P.
By: WLR Select Associates DSS, L.P., its General Partner
By: WLR Select Associates DSS GP, Ltd., its General Partner

By:           /s/ Stephen Toy
Name:      Stephen Toy
Title:	Director

WLR/GS MASTER CO-INVESTMENT, L.P.
By: WLR Master Co-Investment GP, LLC, its general partner

By:           /s/ Lee Phegley
Name:	Lee Phegley
Title:	Authorized Signatory

WLR IV PARALLEL ESC, L.P.
By: Invesco WLR IV Associates LLC, its General Partner
By: Invesco Private Capital, Inc., its Managing Member

By:           /s/ Stephen Toy
Name:      Stephen Toy
Title:	Senior Managing Director

WLR V PARALLEL ESC, L.P.
By: Invesco WLR V Associates LLC, its General Partner
By: Invesco Private Capital, Inc., its Managing Member

By:           /s/ Stephen Toy
Name:      Stephen Toy
Title:	Senior Managing Director

WLR RECOVERY ASSOCIATES IV DSS AIV, L.P.
By: WLR Recovery Associates IV DSS AIV GP, Ltd., its General Partner

By:            /s/ Stephen Toy
Name:       Stephen Toy
Title:	Director

WLR RECOVERY ASSOCIATES IV DSS AIV GP, LTD.

By:           /s/ Stephen Toy
Name:      Stephen Toy
Title:	Director

WLR RECOVERY ASSOCIATES V DSS AIV, L.P.
By: WLR Recovery Associates V DSS AIV GP, Ltd., its General Partner

By:           /s/ Stephen Toy
Name:      Stephen Toy
Title:	Director

WLR RECOVERY ASSOCIATES V DSS AIV GP, LTD.

By:            /s/ Stephen Toy
Name:       Stephen Toy
Title:	Director

WLR SELECT ASSOCIATES DSS, L.P.
By: WLR Select Associates DSS GP, Ltd., its General Partner

By:           /s/ Stephen Toy
Name:      Stephen Toy
Title:	Director

WLR SELECT ASSOCIATES DSS GP, LTD.

By:           /s/Stephen Toy
Name:      Stephen Toy
Title:	Director

WLR MASTER CO-INVESTMENT GP, LLC

By:           /s/ Lee Phegley
Name:      Lee Phegley
Title:	Authorized Signatory

INVESCO WLR IV ASSOCIATES LLC
By: Invesco Private Capital, Inc., its Managing Member

By:           /s/Stephen Toy
Name:      Stephen Toy
Title:	Senior Managing Director

INVESCO WLR V ASSOCIATES LLC
By: Invesco Private Capital, Inc., its Managing Member

By:           /s/Stephen Toy
Name:      Stephen Toy
Title:	Senior Managing Director

INVESCO PRIVATE CAPITAL, INC.

By:           /s/Stephen Toy
Name:      Stephen Toy
Title:	Senior Managing Director

WL ROSS & CO. LLC

By:           /s/Stephen Toy
Name:      Stephen Toy
Title:	Senior Managing Director

SCHEDULE A
The name, present principal occupation or employment and citizenship of each of the directors of WL Ross & Co. LLC are set forth below. The business address of each individual is c/o WL Ross & Co. LLC, 1166 Avenue of the Americas, New York, New York 10036.

WL Ross & Co. LLC
Name	Present Principal Occupation or Employment	Citizenship
Gregory Stoeckle	Senior Managing Director and Co-Head of WL Ross & Co. LLC	U.S.A.
Stephen Toy	Senior Managing Director and Co-Head of WL Ross & Co. LLC	U.S.A.
Nadim Qureshi	Managing Director of WL Ross & Co. LLC	U.S.A.

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13D. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 5th day of April, 2019.

WLR RECOVERY FUND IV DSS AIV, L.P.
By: WLR Recovery Associates IV DSS AIV, L.P., its General Partner
By: WLR Recovery Associates IV DSS AIV GP, Ltd., its General Partner

By:           /s/ Stephen Toy
Name:      Stephen Toy
Title:	Director

WLR RECOVERY FUND V DSS AIV, L.P.
By: WLR Recovery Associates V DSS AIV, L.P., its General Partner
By: WLR Recovery Associates V DSS AIV GP, Ltd., its General Partner

By:           /s/ Stephen Toy
Name:      Stephen Toy
Title:	Director

WLR SELECT CO-INVESTMENT, L.P.
By: WLR Select Associates DSS, L.P., its General Partner
By: WLR Select Associates DSS GP, Ltd., its General Partner

By:           /s/ Stephen Toy
Name:      Stephen Toy
Title:	Director

WLR/GS MASTER CO-INVESTMENT, L.P.
By: WLR Master Co-Investment GP, LLC, its general partner

By:           /s/ Lee Phegley
Name:	Lee Phegley
Title:	Authorized Signatory

WLR IV PARALLEL ESC, L.P.
By: Invesco WLR IV Associates LLC, its General Partner
By: Invesco Private Capital, Inc., its Managing Member

By:           /s/ Stephen Toy
Name:      Stephen Toy
Title:	Senior Managing Director

WLR V PARALLEL ESC, L.P.
By: Invesco WLR V Associates LLC, its General Partner
By: Invesco Private Capital, Inc., its Managing Member

By:           /s/ Stephen Toy
Name:      Stephen Toy
Title:	Senor Managing Director

WLR RECOVERY ASSOCIATES IV DSS AIV, L.P.
By: WLR Recovery Associates IV DSS AIV GP, Ltd., its General Partner

By:           /s/ Stephen Toy
Name:      Stephen Toy
Title:	Director

WLR RECOVERY ASSOCIATES IV DSS AIV GP, LTD.

By:           /s/ Stephen Toy
Name:      Stephen Toy
Title:	Director

WLR RECOVERY ASSOCIATES V DSS AIV, L.P.
By: WLR Recovery Associates V DSS AIV GP, Ltd., its General Partner

By:           /s/ Stephen Toy
Name:      Stephen Toy
Title:	Director

WLR RECOVERY ASSOCIATES V DSS AIV GP, LTD.

By:           /s/ Stephen Toy
Name:      Stephen Toy
Title:	Director

WLR SELECT ASSOCIATES DSS, L.P.
By: WLR Select Associates DSS GP, Ltd., its General Partner

By:           /s/ Stephen Toy
Name:      Stephen Toy
Title:	Director

WLR SELECT ASSOCIATES DSS GP, LTD.

By:           /s/ Stephen Toy
Name:      Stephen Toy
Title:	Director

WLR MASTER CO-INVESTMENT GP, LLC

By:           /s/ Lee Phegley
Name:      Lee Phegley
Title:	Authorized Signatory

INVESCO WLR IV ASSOCIATES LLC
By: Invesco Private Capital, Inc., its Managing Member

By:           /s/ Stephen Toy
Name:      Stephen Toy
Title:	Senior Managing Director

INVESCO WLR V ASSOCIATES LLC
By: Invesco Private Capital, Inc., its Managing Member

By:           /s/ Stephen Toy
Name:      Stephen Toy
Title:	Senior Managing Director

INVESCO PRIVATE CAPITAL, INC.

By:           /s/ Stephen Toy
Name:      Stephen Toy
Title:	Senior Managing Director

WL ROSS & CO. LLC

By:           /s/ Stephen Toy
Name:      Stephen Toy
Title:	Senior Managing Director